Exhibit 99.1

Canadian Solar Appoints Michael G. Potter

as Senior Vice President and Chief Financial Officer

and Dr. Harry E. Ruda as Independent Director

Company Updates Q2 2011 Guidance

Ontario, Canada, July 25, 2011 – Canadian Solar Inc. (the “Company”, “we” or “Canadian Solar”) (NASDAQ: CSIQ), one of the world’s largest solar companies, has appointed one of its independent directors, Michael G. Potter, as Senior Vice President and Chief Financial Officer, effective July 20, 2011. Mr. Potter will continue as a director of the Company. Andrew Chen, currently Chief Financial Officer, is leaving the Company to pursue a new challenge but will continue as special advisor to the CEO’s office until September 30, 2011.

Mr. Potter became an independent director of Canadian Solar in September, 2007. He has worked in finance, controlling and audit positions with a variety of multinational companies for over 20 years, serving most recently as Corporate Vice President and Chief Financial Officer of Lattice Semiconductor Corporation. Before joining Lattice, Mr. Potter was Chief Financial Officer of NeoPhotonics Corporation and before that Senior Vice President and Chief Financial Officer of STATS ChipPAC Inc., a leading semiconductor assembly and test services company based in Singapore. Before he joined ChipPAC, Mr. Potter held a variety of executive positions at Honeywell Inc. Mr. Potter is a Chartered Accountant and holds a Bachelor of Commerce degree from Concordia University, Canada and a Diploma of Public Accountancy from McGill University, Canada.

Canadian Solar has also increased the size of its board of directors from four to five directors and appointed Dr. Harry E. Ruda as an independent director of the Company, effective July 20, 2011. Dr. Ruda currently serves as Director of the Centre for Advanced Nanotechnology, the Stanley Meek Chair in Nanotechnology and Professor of Applied Science and Engineering at the University of Toronto, Canada. He obtained his PhD in semiconductor physics from MIT in 1982. From 1982 to 1984, he developed one of the first theories for electron transport in selectively doped two dimensional electron gas heterostructures, while working as an IBM post-doctoral fellow. From 1984 to 1989, he was a senior scientist at 3M Corporation, developing some of the first models for electronic transport and optical properties of wide bandgap II-VI semiconductors. Dr. Ruda joined the faculty of the University of Toronto in 1989 in the Material Science and Engineering and Electrical and Computer Engineering Departments. His research interests focus on the fabrication and modeling of semiconductor nanostructures with applications in the fields of optoelectronics and sensing. Dr. Ruda is one of the founders of a Canadian National Centre of Excellence in Photonics. He has served on the National Science and Engineering Council of Canada and on other government panels, including those of the DOE, EPA and NSF in the United States and the RAE and EPSRC in the UK. Dr. Ruda is a Fellow of the Royal Society of Canada.

Dr. Shawn Qu, Chairman and CEO remarked: “We are very pleased that Michael has agreed to join us on a full time basis at this exciting point in our development. Michael has played a significant role in our strategic decisions and global expansion over the past four years. His extensive Asian and U.S. management experience, his understanding of financial transactions and his credibility with our investors will be of immediate help to Canadian Solar as we work to increase shareholder value. Separately, Andrew has made an important contribution to Canadian Solar since joining us last October. We are pleased that he has agreed to continue as special advisor for an interim period to assist Michael in assuming his new responsibilities.”

Dr. Qu, continued: “We are also very pleased that Dr. Ruda has agreed to join our board as an independent director. His groundbreaking research in semiconductor physics and advanced nanotechnology, at both multi-national companies and academic institutions, offers a valuable perspective. This appointment underscores our commitment to further expanding our presence in Canada.”

Michael G. Potter commented: “I would like to thank Shawn for the confidence he has expressed in me with this appointment. I have worked closely with the Canadian Solar executive team and Board since 2007. During that time, the Company has built a global infrastructure, a leading solar brand and launched numerous technology innovations. The Company is on track to achieve 2 GW of vertical integration from wafer to cell and module at the beginning of 2012, with an industry leading cost structure, which we believe will help to consolidate its leadership position. My experience as a director of Canadian Solar will help ensure a seamless transition into my new role as CFO at this important time.”

Business Outlook

The Company today also reiterated its financial outlook based on its current views with respect to operating and market conditions, and its current order book and customers’ forecasts, all of which are subject to change. The risks to our outlook also include changes in foreign exchange rates, products and materials pricing and the project financing environment.

For 2Q11, we now expect shipments to be approximately 295 MW, which would be above the high-end of our prior guidance for shipments to be approximately 245 MW to 255 MW. As a result, the Company now expects its gross margin will be at the lower end of its prior guidance range of 13% to 15%, as a higher level of outside cell purchases was required to meet customers’ increased demand requirements in the quarter.

About Canadian Solar Inc. (NASDAQ: CSIQ)

Canadian Solar Inc. is one of the world’s largest solar companies. As a leading vertically integrated provider of ingots, wafers, solar cells, solar modules and other solar applications, Canadian Solar designs, manufactures and delivers solar products and solar system solutions for on-grid and off-grid use to customers worldwide. With operations in North America, Europe and Asia, Canadian Solar provides premium quality, cost-effective and environmentally-friendly solar solutions to support global, sustainable development. For more information, visit www.canadiansolar.com.

Safe Harbor/Forward-Looking Statements:

Certain statements in this press release including statements regarding the expected seamless Chief Financial Officer transition, expected shipments and expected gross margins are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include the risks regarding the previously disclosed SEC investigation as well as general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand from major markets such as Germany; changes in customer order patterns; changes in product mix; capacity utilization; level of competition; pricing pressure and declines in average selling prices; delays in new product introduction; continued success in technological innovations and delivery of products with the features customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F filed on May 17, 2011. Although the Company believes that the expectations reflected in the forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. You should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contacts:

Ed Job, CFA Director, Investor Relations Canadian Solar Inc. ir@canadiansolar.com	David Pasquale Global IR Partners Tel: +1-914-337-8801 csiq@globalirpartners.com